UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-6560

(Check One): [X] Form 10-K    [  ] Form 20-F   [  ] Form 11-K  [  ] Form 10-Q
[  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For the Period Ended: September 30, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the
 Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: ____________

PART I – REGISTRANT INFORMATION

THE FAIRCHILD CORPORATION
(Full name of Registrant)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
 (Address of principal executive offices)

(703) 478-5800
(Registrant’s telephone number, including area code)

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The Fairchild Corporation is unable to file its Annual Report on Form 10-K for the year ended September 30, 2007 within the prescribed time period because the Company needs additional time to complete its Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael McDonald
(Name)

703 478-5800
(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes  [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   [ X ] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE FAIRCHILD CORPORATION
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2007

By: /s/ MICHAEL L. McDONALD
          Michael L. McDonald
          Senior Vice President and Chief Financial Officer
          of The Fairchild Corporation

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ESTIMATE OF SIGNIFICANT CHANGES IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PRIOR PERIOD.

     Revenues are estimated to have increased by $46.4 million, or 15.0%, for fiscal 2007, as compared to fiscal 2006. Revenues in our PoloExpress and Hein Gericke segments are estimated to have increased by $27.8 million and $12.1 million, respectively.  The estimated improvement in sales at our PoloExpress segment was primarily due to the opening or relocation of several new stores.  Additionally, fiscal 2006 sales in both segments were hampered by poor weather and the World Cup soccer tournament during our primary selling season.  Sales in our Aerospace segment are estimated to have increased $6.5 million due to an overall improvement in the areas of the aerospace industry for which we provide products.

     Operating loss is estimated to be $41.5 million for fiscal 2007, as compared to $26.9 million in fiscal 2006.  The $14.6 million increase in operating loss for fiscal 2007, as compared to fiscal 2006, was due primarily to a $27.9 million pre-tax loss associated with the 2007 settlement of our pension plan offset partially by the $11.9 million gain recognized from the elimination of postretirement benefits in 2007. Additionally, we received $5.1 million net proceeds in fiscal 2006 from the settlement of the shareholder derivative litigation.

     We recognized an estimated $45.3 million gain on the disposal of discontinued operations for fiscal 2007, as compared to a gain of $13.6 million for fiscal 2006.  The estimated increase in the gain resulted from $32.8 million tax reserve releases resulting from the expiration of the related statutes of limitations and closure of the related tax period.

     The aforementioned items results in our estimated net loss of $2.2 million for fiscal 2007, as compared to $37.3 million for fiscal 2006.